SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
              (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. _______)*

Bracknell Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

10382K102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            (Continued on the following pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,723,838

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,723,838

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,723,838

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.21%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Securities, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  92,856

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  92,856

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  92,856

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.14%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Partners I, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  256,356

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  256,356

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  256,356

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.40%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Overseas Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  310,646

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  310,646

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  310,646

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.48%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  DeAM Convertible Arbitrage Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  310,646

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  310,646

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  310,646

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.48%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Lancer Securities (Cayman) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  217,790

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  217,790

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  217,790

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.34%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Pine Grove Enhanced Partners III, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  163,500

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  163,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  163,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.25%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,075,632

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,075,632

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,075,632

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.28%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

         Bracknell Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2800 Metropolitan Center
         333 South Seventh Street
         Minneapolis, MN  55402

Item 2(a).        Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), Palladin Securities, L.L.C., a Delaware limited liability company ("PSL"), Palladin Partners I, L.P., a Delaware limited partnership ("PPI"), Palladin Overseas Fund Ltd., a Cayman Islands exempted company ("POF"), DeAM Convertible Arbitrage Fund Ltd., a Cayman Islands exempted company ("DeAM"), Lancer Securities (Cayman) Ltd., a Cayman Islands exempted company ("Lancer"), Pine Grove Enhanced Partners III, LLC, a Delaware limited liability company ("Pine Grove"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth"), is the sole general partner of Halifax. Palladin Administrative Services, L.L.C., a Delaware limited liability company ("PAS"), is the sole managing member of PSL. Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM"), and PAS are the general partners of PPI. Jeffrey Devers, Robert Chender and CFS Company, Ltd., a Cayman Islands exempted company, are the directors of POF. Robert N. Chin, Jan Allen Kregel and Ian Godfrey Sampson are the directors of DeAM (the
"DeAM Directors"). Paul S. Levy, David Y. Ying and Andrew Heyer are the directors of Lancer. Arthur Williams III is the sole managing member of Pine Grove. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax, PSL, PPI, POF, DeAM, Lancer and Pine Grove. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, PSL, PPI, POF, DeAM, Lancer and Pine Grove, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PSL, PAM, PAS, POF, PCM and Yarmouth are controlled by Jeffrey Devers. DeAM is controlled by the DeAM Directors. Lancer is controlled by Lancer Securities LLC, a Delaware limited liability company. Pine Grove is controlled by Arthur Williams III.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

HALIFAX

         The business address of Halifax is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

PSL

         The business address of PSL is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

PPI

         The business address of PPI is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

POF

         The business address of POF is c/o Citco Fund Services
(Cayman Islands) Ltd., Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

DeAM

         The business address of DeAM is c/o Walkers, Walker House, Mary Street, George Town, Grand Cayman Islands, British West Indies.

LANCER

         The business address of Lancer is c/o W.S. Walker & Co., 2nd Floor, Caledonian House, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

PINE GROVE

         The business address of Pine Grove is 350 Springfield Avenue, Summit, New Jersey 07901.

PALLADIN

         The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

Item 2(c).        Citizenship:

         Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

         PSL is a limited liability company formed under the laws of Delaware.

         PPI is a limited partnership formed under the laws of Delaware.

         POF is an exempted company formed under the laws of the Cayman Islands.

         DeAM is an  exempted  company  formed  under  the  laws  of the  Cayman
Islands.

         Lancer is an exempted company formed under the laws of the Cayman Islands.

         Pine Grove is a limited liability company formed under the laws of Delaware.

         Palladin is a limited partnership formed under the laws of Texas.

Item 2(d).        Title of Class of Securities:

         Common Stock, no par value (the "Common Stock")

Item 2(e).        CUSIP Number: 10382K102

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

         Halifax and Palladin together beneficially own a total of 2,723,838 shares of Common Stock (the sum of (i) 2,308,137 shares of Common Stock and (ii) 415,701 shares of Common Stock for which Halifax's Common Stock Purchase Warrants are exercisable).

         PSL and Palladin together beneficially own a total of 92,856 shares of Common Stock (the sum of (i) 86,766 shares of Common Stock and (ii) 6,090 shares of Common Stock for which PSL's Common Stock Purchase Warrants are exercisable).

         PPI and Palladin together beneficially own a total of 256,356 shares of Common Stock (the sum of (i) 221,766 shares of Common Stock and (ii) 34,590 shares of Common Stock for which PPI's Common Stock Purchase Warrants are exercisable).

         POF and Palladin together beneficially own a total of 310,646 shares of Common Stock (the sum of (i) 226,586 shares of Common Stock and (ii) 44,060 shares of Common Stock for which POF's Common Stock Purchase Warrants are exercisable).

         DeAM and Palladin together beneficially own a total of 310,646 shares of Common Stock (the sum of (i) 266,586 shares of Common Stock and (ii) 44,060 shares of Common Stock for which DeAM's Common Stock Purchase Warrants are exercisable).

         Lancer and Palladin together beneficially own a total of 217,790 shares of Common Stock (the sum of (i) 179,820 shares of Common Stock and (ii) 37,970 shares of Common Stock for which Lancer's Common Stock Purchase Warrants are exercisable).

         Pine Grove and Palladin together beneficially own a total of 163,500 shares of Common Stock (the sum of (i) 135,000 shares of Common Stock and (ii) 28,500 shares of Common Stock for which Pine Grove's Common Stock Purchase Warrants are exercisable).

         Halifax, PSL, PPI, POF, DeAM, Lancer, Pine Grove and Palladin together beneficially own a total of 4,075,632 shares of Common Stock (the sum of (i) 3,464,661 shares of Common Stock and (ii) 610,971 shares of Common Stock for which the Common Stock Purchase Warrants (listed above) are exercisable).

         b)       Percent of class:

         Halifax's and Palladin's aggregate beneficial ownership of 2,723,838 shares of Common Stock constitutes 4.21% of all of the outstanding shares of Common Stock.

         PSL's and Palladin's aggregate beneficial ownership of 92,856 shares of Common Stock constitutes 0.14% of all of the outstanding shares of Common Stock.

         PPI's and Palladin's aggregate beneficial ownership of 256,356 shares of Common Stock constitutes 0.40% of all of the outstanding shares of Common Stock.

         POF's and Palladin's beneficial ownership of 310,646 shares of Common Stock constitutes 0.48% of all of the outstanding shares of Common Stock.

         DeAM's and Palladin's aggregate beneficial ownership of 310,646 shares of Common Stock constitutes 0.48% of all of the outstanding shares of Common Stock.

         Lancer's and Palladin's aggregate beneficial ownership of 217,790 shares of Common Stock constitutes 0.34% of all of the outstanding shares of Common Stock.

         Pine Grove's and Palladin's aggregate beneficial ownership of 163,500 shares of Common Stock constitutes 0.25% of all of the outstanding shares of Common Stock.

         Halifax's, PSL's, PPI's, POF's, DeAM's, Lancer's, Pine Grove's and Palladin's aggregate beneficial ownership of 4,075,632 shares of Common Stock constitutes 6.28% of all the outstanding shares of Common Stock.

         c)       Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote

                          Not applicable.

                   (ii)    Shared power to vote or to direct the vote

                          Halifax and Palladin together have shared power to vote or direct the vote of 2,723,838 shares of Common Stock.

                          PSL and Palladin together have shared power to vote or direct the vote of 92,856 shares of Common Stock.

                          PPI and Palladin together have shared power to vote or direct the vote of 256,356 shares of Common Stock.

                          POF and Palladin together have shared power to vote or direct the vote of 310,646 shares of Common Stock.

                          DeAM and Palladin together have shared power to vote or direct the vote of 310,646 shares of Common Stock.

                          Lancer and Palladin together have shared power to vote or direct the vote of 217,790 shares of Common Stock.

                          Pine Grove and Palladin together have shared power to vote or direct the vote of 163,500 shares of Common Stock.

                  (iii)    Sole power to dispose or to direct the
                           disposition of

                           Not applicable.

                    (iv)   Shared power to dispose or to direct
                           the disposition of

                           Halifax and Palladin together have shared power to dispose or direct the disposition of 2,723,838 shares of Common Stock.

                           PSL and Palladin together have shared power to dispose or direct the disposition of 92,856 shares of Common Stock.

                           PPI and Palladin together have shared power to dispose or direct the disposition of 256,356 shares of Common Stock.

                           POF and Palladin together have shared power to dispose or direct the disposition of 310,646 shares of Common Stock.

                           DeAM and Palladin together have shared power to dispose or direct the disposition of 310,646 shares of Common Stock.

                           Lancer and Palladin together have shares power to dispose or direct the disposition of 217,790 shares of Common Stock.

                           Pine Grove and Palladin together have shared power to dispose or direct the disposition of 163,500 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 22, 2001


                                    HALIFAX FUND, L.P.

                                    By: The Palladin Group, L.P.
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN SECURITIES, L.L.C.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN PARTNERS I, L.P.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    LANCER SECURITIES (CAYMAN) LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PINE GROVE ENHANCED PARTNERS III, LLC

                                    By: Palladin Capital Management, LLC,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                        General Partner

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Bracknell Corporation dated February 22, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 22, 2001


                                    HALIFAX FUND, L.P.

                                    By: The Palladin Group, L.P.
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN SECURITIES, L.L.C.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN PARTNERS I, L.P.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    LANCER SECURITIES (CAYMAN) LTD.

                                    By: The Palladin Group, L.P.,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PINE GROVE ENHANCED PARTNERS III, LLC

                                    By: Palladin Capital Management, LLC,
                                        Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                        General Partner

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person